UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Proposed initial public offering and listing of our wholly-owned subsidiary MMT India

On July 17, 2026, MakeMyTrip Limited (“MakeMyTrip” or the “Company”) announced that its wholly-owned subsidiary, MakeMyTrip (India) Limited (formerly known as MakeMyTrip (India) Private Limited) (“MMT India”), has confidentially filed a pre-filed draft red herring prospectus with the Securities and Exchange Board of India, BSE Limited (also known as the Bombay Stock Exchange) and the National Stock Exchange of India Limited (together with BSE Limited, the “Stock Exchanges”) in relation to the proposed initial public offering and listing of the equity shares of MMT India on the Main Board of the Stock Exchanges.

The proposed initial public offering is expected to involve a sale of equity shares in MMT India by MakeMyTrip and its wholly-owned subsidiary, ibibo Group Holdings (Singapore) Pte. Ltd (“ibibo Holdings”). Upon completion of the proposed initial public offering, MMT India will continue to be a subsidiary of MakeMyTrip and will be included in MakeMyTrip’s consolidated financial statements.

MakeMyTrip expects the proposed initial public offering and listing of MMT India to enhance its brand visibility and support MMT India’s ability to incentivize and promote talent in a competitive technology recruitment landscape.

The net proceeds received by MakeMyTrip and ibibo Holdings from the sale of shares in MMT India will further strengthen the cash position of MakeMyTrip and are expected to be utilized for long-term growth, strategic inorganic initiatives and repurchases of different classes of securities (including convertible securities) by MakeMyTrip.

Subject to regulatory approvals, MakeMyTrip and MMT India may evaluate alternatives in medium-term to enable our respective shareholders to enjoy the benefits of a security at MMT India level that is fungible and listed across India and US capital markets.

Disclaimer

This announcement is not an offer of securities for sale into the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.

Safe Harbor Statement

This announcement contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “is/are likely to”, “intend”, “may”, “potential”, “plan”, “project”, “should”, “seek”, “will”, or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated June 16, 2025, filed with the United States Securities and Exchange Commission. All information provided in this announcement is provided as of the date of issuance of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We are a leading travel service provider in India. Our travel technology platform enables transactions across a range of travel needs, empowering customers with seamless and integrated experiences.

Our comprehensive suite of travel products and services includes air tickets, hotels and alternative accommodations, holiday packages, bus tickets, rail tickets, car hire, tours and attractions and ancillary services. We serve a broad and diverse customer base, ranging from individuals to enterprises and small and medium-sized businesses. Our customers can discover, compare, plan, book and manage a wide range of travel products and services through our digital-first, omni-channel distribution platform. Our MakeMyTrip, Goibibo and redBus mobile applications are available on Android and iOS and our primary websites are www.makemytrip.com, www.goibibo.com and www.redbus.in.

We operate an asset-light marketplace model, connecting travellers with a broad network of suppliers, including airlines, hotels, accommodation providers and ground transport operators. In addition, we offer foreign exchange, prepaid forex cards, cross-border remittances, visa-processing and travel assurance services, and facilitate access to third-party travel credit and travel insurance products for travelers.

Outside India, we have a growing presence in the United Arab Emirates, where we offer localized travel products and services such as air ticketing and hotels. In addition, redBus operates in certain countries in Southeast Asia and Latin America.

For more details, please contact:

Vipul Garg

Senior Vice President – Investor Relations

MakeMyTrip Limited

vipul.garg@go-mmt.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2026

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer